November 9, 2005
United States Securities and Exchange Commission
Division of Corporation Finance, Mail Stop 4561
Washington, D.C. 20549
Attn: Benjamin Phippen

RE:	The South Financial Group, Inc. File No. 0000-15083
Form 8-K Filed October 20, 2005
Dear Mr. Phippen:
We received the Commission’s letter of November 3, 2005 regarding the above-referenced Form 8-K. This letter responds to that November 3rd letter.
The South Financial Group, Inc. (“TSFG”) intends to file a Form 12b-25 extending the period of time to file its Quarterly Report on
Form 10-Q for the quarter ended September 30, 2005.
It intends to file its Quarterly Report on Form 10-Q for the quarter ended September 30, 2005 on November 14, 2005. It intends to file a Form 10-K/A for the year ended December 31, 2004 and Forms 10-Q/A for the quarters ended March 31, 2005 and June 30, 2005 on or before November 21, 2005.
TSFG acknowledges that:
•	it is responsible for the adequacy and accuracy of the disclosure in its filings referenced in this letter;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings referenced in this letter;

•	it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Should you have any questions about this matter, please contact me at 864-255-4777.

Very truly yours,

/s/ William P. Crawford, Jr.

William P. Crawford, Jr., Esquire
Executive Vice President and General Counsel
THE SOUTH FINANCIAL GROUP, INC.